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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period ended June 11, 2003
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-13836
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC. Tyco International (US) Inc. 9 Roszel Road Princeton, NJ 08540
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TYCO INTERNATIONAL LTD. The Zurich Center, Second Floor 90 Pitts Bay Road Pembroke, HM 08, Bermuda

REQUIRED INFORMATION

ITEM 4    Financial Statements and Exhibits

(a)	Financial Statements

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3.
(b)	Exhibits:
	23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants (filed herewith).
	23.2	Consent of Stone Carlie & Company, L.L.C., Independent Auditors (filed herewith).

Investment Plan for Employees
of Mallinckrodt Inc.
Financial Statements
June 11, 2003 and June 30, 2002

Investment Plan for Employees of Mallinckrodt Inc.
Table of Contents to Financial Statements

Page
Report of Independent Auditors	6
Financial Statements
Statement of Assets Available for Benefits as of June 11 and June 30, 2002	8
Statement of Changes in Assets Available for Benefits for the period July 1, 2002 to June 11, 2003.	9
Notes to Financial Statements	10-15

Supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the
Investment Plan for Employees of Mallinckrodt Inc.

        In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Investment Plan for Employees of Mallinckrodt Inc. (the "Plan") at June 11, 2003, and the changes in assets available for benefits for the period July 1, 2002 to June 11, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        As further described in Notes 1 and 6, on December 10, 2002 and June 11, 2003 participant balances totaling $259,736,049 were transferred to the Tyco International (US) Inc. Retirement Savings and Investment Plans I, II, III and V.

PricewaterhouseCoopers LLP
Boston, Massachusetts
August 28, 2003

Independent Auditors' Report

Plan Administrator
Investment Plan for Employees of Mallinckrodt Inc.

        We have audited the accompanying statement of net assets available for benefits of the Investment Plan for Employees of Mallinckrodt Inc. as of June 30, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/  STONE CARLIE & COMPANY, L.L.C.

Stone Carlie & Company, L.L.C.

St. Louis, Missouri
December 6, 2002

Investment Plan for Employees of Mallinckrodt Inc.
Statement of Assets Available for Benefits

	June 11, 2003	June 30, 2002
Assets
Investments, at fair value	$—	$287,699,260

Assets available for benefits	$—	$287,699,260

The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Mallinckrodt Inc.
Statement of Changes in Assets Available for Benefits
For the Period July 1, 2002 to June 11, 2003

Sources of assets
Investment income
Interest and dividends	$914,323

Total sources	914,323

Applications of assets
Net depreciation in fair value of investments	11,488,683
Benefits paid to participants	17,246,058
Administrative expenses	142,793

Total applications	28,877,534

Net decrease in assets available for benefits prior to merger	27,963,211

Assets transferred into Tyco International (US) Inc. Retirement Savings and Investment Plans I, II, III and V (Note 6)	259,736,049

Net decrease in assets available for benefits	287,699,260
Assets available for benefits
Beginning of period	287,699,260

End of period	$—

The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Mallinckrodt Inc.
Notes to Financial Statements

June 11, 2003 and June 30, 2002

1.     Description of Plan

  General

        The following description of the Investment Plan for Employees of Mallinckrodt Inc. (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan.

        The Plan was established July 1, 1970 and has since been amended to incorporate certain plan features and other legislatively required changes.

  Acquisition of Mallinckrodt Inc.

        On October 17, 2000, Mallinckrodt Inc. (the "Company") was acquired by a subsidiary of Tyco International Ltd. On January 1, 2002, all current participants under the Plan became eligible to participate, depending on their division status, in the Tyco International (US) Inc. Retirement Savings and Investment Plans I, II, III or V (collectively the "Tyco Plan"). On December 10, 2002, the Plan transferred substantially all of its assets into the Tyco Plan (Note 6). On June 11, 2003, after the payment of the remaining administrative expenses, the Plan merged into the Tyco Plan, resulting in the transfer of the residual assets into the Tyco Plan.

  Eligibility

        All non-union employees of the Company and certain wholly-owned subsidiaries and certain union employees who are employed in the United States or on a United States payroll were eligible to participate in the Plan until January 1, 2002. Until such date eligible employees could join the Plan immediately upon being hired.

  Contributions

        Contributions are subject to Internal Revenue Code ("IRC") limitations. Through December 31, 2001, participants generally could contribute up to 15 percent of their eligible Plan compensation on a pre-tax, after-tax, or combined basis. The Company made matching contributions equal to 20 percent of a participant's eligible contributions. Eligible contributions were limited to 6 percent of a participant's base monthly salary. Effective December 31, 2001, all contributions to the Plan ceased and Plan participants became eligible to contribute to the Tyco Plan.

  Participant Accounts

        Each participant's account was credited with the participant's contribution, rollover contributions, employer contribution and earnings, and was charged with participant fees, as applicable. Participants were entitled to the benefit that could be provided from the participant's vested account. Participants could select from several investment funds and a common stock fund.

  Vesting

        Participants were immediately vested in all employer and participant contributions plus actual earnings thereon.

  Benefit Payments

        Prior to December 10, 2002, when amounts were transferred to the Tyco Plan, participants could withdraw their balances in the Plan upon retirement, termination of employment, or becoming disabled as defined by the Plan. Upon termination of employment with the Company or its affiliates, plan participants generally could elect to receive a full distribution or elect to maintain their balances in the Plan provided their account balances exceeded $5,000.

        Active participants could make hardship withdrawals of employee contributions in certain circumstances and could make withdrawals of employer contributions on a hardship or non-hardship basis. All such withdrawals were subject to various restrictions and potentially subject to income tax penalties.

  Loans to Participants

        Prior to December 10, 2002, when amounts were transferred to the Tyco Plan, in accordance with the Plan's provisions, participants could borrow against their individual account balances, subject to certain terms, as defined by the Plan. General purpose loans were made for periods of one to five years and residential loans were made for periods of one to ten years. The interest rate charged was the prime rate quoted in The Wall Street Journal on the first business day of the month in which the loan was approved. Principal and interest payments were made by payroll deductions or in lump-sum repayments and were invested in the same manner as current contributions. As of June 30, 2002, the outstanding loans had interest rates ranging from 4.75 percent to 10.5 percent.

  Administrative Expenses

        All expenses incurred in connection with acquisition or disposition of securities and the operation of the investment funds, as well as the mutual funds offered under the Plan, were charged directly against those funds and their investment returns. All other administrative expenses of the Plan, such as recordkeeping and disbursing expenses, trustee fees, counsel and accountant expenses, and communication charges incurred by the Company on behalf of the Plan, were charged to and paid by the Plan and allocated against participants' accounts. The maximum administration charge against participant accounts was limited to $28 per participant per plan year. In addition, specific transaction charges, such as loan fees directed by participants, were charged to participant accounts.

  Plan Termination

        Tyco International (US) Inc. retained the right to terminate the Plan subject to the provisions of ERISA.

2.     Summary of Significant Accounting Policies

  Basis of Accounting

        The accompanying financial statements are prepared under the accrual basis of accounting.

  Investments

        Investments in mutual funds and collective investment funds were valued at net asset value. Investments in common stock were valued at quoted market prices. At June 30, 2002, the Stable Value Fund includes investments in the American Express Trust Income Fund II and a guaranteed interest contract with Transamerica Occidental Life Insurance Company (Transamerica). The contract with Transamerica, dated November 2, 1989, provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The crediting interest rate and average yield for each of the contract years beginning January 1, 2002 was 6.35 percent, net of investment management fees. The guaranteed investment contract was stated at contract value, which approximates fair value.

        Realized and unrealized gains and losses were reported in the accompanying statement of changes in assets available for benefits as net depreciation in fair value of investments. Purchases and sales of securities were accounted for on the trade date (date the order to buy or sell is executed). Dividend income was recorded on the ex-dividend date. Income from other investments was recorded as earned on an accrual basis.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.     Investments

        The following presents investments of the Plan, including investments that represent 5 percent or more of the Plan's assets:

		June 11, 2003	June 30, 2002
Investments
	State Street International Index Fund	$—	$3,039,796
*	American Express Trust Equity Index Fund II	—	54,332,092
	State Street Daily Bond Fund Series C	—	6,621,719
*	American Express Trust Money Market Fund II	—	16,633,681
	PBHG Growth Fund	—	10,862,354
	Fidelity Low-Price Stock Fund	—	22,347,146
	IDS New Dimensions Fund Y Class	—	22,250,939
	Dodge & Cox Stock Fund	—	32,064,021
*	AMEX Aggressive Fund	—	12,038,433
*	AMEX Moderate Fund	—	15,988,537
*	AMEX Conservative Fund	—	2,436,933
*	Stable Value Fund	—	56,843,843
*	Tyco Stock Fund	—	23,190,376
*	Loans to participants	—	9,049,390

	Total investments	$—	$287,699,260

*
Indicates related party

        Net depreciation in fair value of investments is as follows:

For the period July 1, 2002 to June 11, 2003
Mutual funds	$(8,211,444)
Collective trusts	(5,248,027)
Pooled funds	1,475,530
Common stock	495,258

$(11,488,683)

4.     Federal Income Tax Status

        The Internal Revenue Service has determined by letter dated January 30, 2002 that the Plan and related trust, were designed in accordance with applicable requirements of the Internal Revenue Code ("IRC"). The plan administrator believes that prior to the Plan merger into the Tyco Plans on June 11, 2003, the Plan was designed and being operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes is required.

5.     Related Party Transactions

        Administrative expenses of $142,793 were paid by the Plan to American Express Trust Company during the period ended June 11, 2003. The Plan invested in a unitized stock fund, Tyco International Ltd. Stock Fund, which is comprised of a short-term investment fund component and common shares of Tyco International Ltd., ultimate parent of the Company. The unit value of the fund was recorded and maintained by American Express Trust Company, trustee of the Trust and Plan. During the period ended June 11, 2003, the Plan purchased units in the fund in the approximate amount of $2,315,177, sold units in the fund in the amount of $3,394,879, and had net depreciation and dividends in the fund of approximately $4,630,701 and $45,333, respectively. On December 10, 2002, the fund value of $26,635,130 was transferred to Tyco International (US) Inc. Retirement Savings and Investment Plans I, II, III and V (Note 6). The total value of the Plan's investment in the fund was $0 and $23,190,376 at June 11, 2003, and June 30, 2002, respectively. Certain of the Plan's assets were invested in registered investment companies for which an affiliate of the trustee, American Express Trust Company, provided investment advisory services. These transactions, as well as participant loans, qualified as party in interest transactions.

6.     Plan Merger

        On December 10, 2002, the Plan transferred substantially all of its assets into the Tyco Plan. On June 11, 2003, the Plan merged into the Tyco Plan resulting in the transfer of the residual assets into the Tyco Plan. Assets transferred into the Tyco Plan were as follows:

Tyco International (US) Inc. Retirement Savings and Investment Plan I	$15,712
Tyco International (US) Inc. Retirement Savings and Investment Plan II	244,392,554
Tyco International (US) Inc. Retirement Savings and Investment Plan III	26,881
Tyco International (US) Inc. Retirement Savings and Investment Plan V	15,266,380

Total transfer on December 10, 2002	$259,701,527
Subsequent transfer of remaining assets into the Tyco Plan on June 11, 2003	34,522

Total assets transferred into the Tyco Plan	$259,736,049

7.     Litigation Contingency

        Tyco International Ltd. ("TIL") and certain of its current and former employees, officers and directors, have been named as defendants in eight class actions brought under ERISA. The complaints purport to bring claims on behalf of the Plans and the participants therein.

        Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that Court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire.

        On February 3, 2003, the plaintiffs filed a Consolidated Amended Complaint asserting causes of action under ERISA. That complaint named as defendants TIL and certain of its present and former officers and directors, its wholly owned subsidiary Tyco, its retirement committee, and certain of its present and former officers, directors and employees. The complaint asserts that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following in TIL's financial statements: related-party transactions and executive compensation; mergers and acquisitions and the accounting thereof, as well as allegedly undisclosed acquisitions; and misstatements of financial results. The complaint also asserts that the defendants breached their fiduciary duties by allowing the Plans to invest in TIL shares when it was not a prudent investment. The plaintiffs seek a declaration that the defendants are not entitled to protection under ERISA's safe harbor provision; an order compelling the defendants to make good to the Plans all losses caused by the defendants' alleged breaches of fiduciary duty; imposition of a constructive trust on any amounts by which any defendant was unjustly enriched; an order enjoining future violations of ERISA; actual damages in the amount of any losses the Plans suffered; costs and attorneys' fees; and an order for equitable restitution and other appropriate equitable monetary relief.

        On April 4, 2003, TIL and several other defendants moved to dismiss the consolidated complaint. Shortly thereafter the other defendants also moved to dismiss. TIL's motion to dismiss remains pending before the court.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC.
Date: October 21, 2003	By:	/s/ DAVID J. FITZPATRICK
Member, Investment Committee

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TABLE OF CONTENTS
REQUIRED INFORMATION
Investment Plan for Employees of Mallinckrodt Inc. Financial Statements June 11, 2003 and June 30, 2002
Investment Plan for Employees of Mallinckrodt Inc. Table of Contents to Financial Statements
Report of Independent Auditors
Independent Auditors' Report
Investment Plan for Employees of Mallinckrodt Inc. Statement of Assets Available for Benefits
Investment Plan for Employees of Mallinckrodt Inc. Statement of Changes in Assets Available for Benefits For the Period July 1, 2002 to June 11, 2003
Investment Plan for Employees of Mallinckrodt Inc. Notes to Financial Statements June 11, 2003 and June 30, 2002
SIGNATURES